MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

As of November 6, 2024

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (formerly Fortuna Silver Mines Inc.) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022 (the “2023 Financial Statements”) and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2024 and 2023 (the “Q3 2024 Financial Statements”) and the related notes thereto which have been prepared in accordance with International Financial Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company changed its name on June 20, 2024. For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/search-filings.

This MD&A is prepared by management and approved by the Board of Directors as of November 6, 2024. The information and discussion provided in this MD&A covers the three and nine months ended September 30, 2024 and 2023, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 43 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2023 dated March 22, 2024 and its Management Information Circular dated May 1, 2024, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, net debt and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 26 of this MD&A.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, Peru, and Senegal. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in southwestern Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI. Effective June 20, 2024, the Company’s name was changed to Fortuna Mining Corp. in order to reflect that the Company’s business has moved from being predominantly focused on the production of silver to the production of gold and silver.

CORPORATE DEVELOPMENTS

Amendment to the Revolving Credit Facility

Effective October 31, 2024, the Company entered into a fifth amended and restated credit agreement which reduces its secured revolving credit facility, with a syndicate of banks led by The Bank of Nova Scotia, and including Bank of Montreal, ING Capital LLC and National Bank of Canada. The amendment and restatement reduced the amount of the facility to $150 million from $250 million (the facility would have stepped down to $175 million in November 2024), and increased the uncommitted accordion option from $50 million to $75 million. The facility has a term of four years. Lower interest rates across certain levels of the margin grid and lower commitment fees were negotiated under the amended facility. Refer to “Liquidity and Capital Resources” for additional details.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

Financial

●	Sales were $274.9 million, an increase of 13% from the $243.1 million reported in the three months ended September 30, 2023 (“Q3 2023”)
●	Mine operating income was $86.9 million, an increase of 32% from the $65.9 million reported in Q3 2023
●	Operating income was $72.7 million, an increase of 60% from the $45.4 million in operating income reported in Q3 2023
●	Net income was $54.4 million or $0.16 per share, an increase from the $30.9 million or $0.09 per share reported in Q3 2023
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $53.8 million compared to $33.3 million in Q3 2023, representing a 62% quarter-over-quarter increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $131.3 million compared to $104.6 million reported in Q3 2023, representing a 26% quarter-over-quarter increase

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $56.6 million compared to $70.0 million reported in Q3 2023, representing a 19% quarter-over-quarter decrease
●	Net cash provided by operating activities was $92.9 million, a decrease of 13% from the $106.5 million reported in Q3 2023

Operating

●	Gold production of 91,251 ounces, a decrease of 4% from Q3 2023
●	Silver production of 816,187 ounces, a decrease of 51% from Q3 2023
●	Lead production of 9,997,964 pounds, a decrease of 3% from Q3 2023
●	Zinc production of 12,808,857 pounds, a decrease of 9% from Q3 2023
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,696 per ounce on a gold equivalent sold basis compared to $1,313 per ounce for Q3 2023. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

For the third quarter of 2024, the Company recorded one lost time injury (“LTI”), zero restricted work injuries (“RWI”) and three medical treatment injuries (“MTI”) over 3.8 million hours worked. The year-to-date LTI frequency rate (“LTIFR”) at the end of the third quarter was 0.46 (0.38 in Q3 2023) lost time injuries per million hours worked while the year-to-date total recordable injury frequency rate (“TRIFR”) was 1.37 (0.86 in Q3 2023) total recordable injuries per million hours worked.

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no significant environmental fines were recorded during the third quarter of 2024.

Community Engagement

During the third quarter of 2024, there were no significant disputes at any of our sites. We also recorded 302 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and nine months ended September 30, 2024 are presented below:

	Three months ended September 30,			Nine months ended September 30,
Consolidated Metrics	2024	2023	% Change	2024	2023	% Change
Selected highlights
Silver
Metal produced (oz)	816,187	1,680,751	(51%)	2,881,332	4,529,690	(36%)
Metal sold (oz)	874,641	1,625,811	(46%)	2,883,836	4,500,633	(36%)
Realized price ($/oz)	29.37	23.70	24%	27.07	23.40	16%
Gold
Metal produced (oz)	91,251	94,821	(4%)	273,645	219,263	25%
Metal sold (oz)	92,453	99,802	(7%)	271,457	221,303	23%
Realized price ($/oz)	2,490	1,925	29%	2,307	1,928	20%
Lead
Metal produced (000's lbs)	9,998	10,337	(3%)	30,053	30,053	0%
Metal sold (000's lbs)	10,934	9,232	18%	30,181	29,433	3%
Zinc
Metal produced (000's lbs)	12,809	14,037	(9%)	38,032	41,125	(8%)
Metal sold (000's lbs)	13,411	13,959	(4%)	38,586	41,759	(8%)
Unit Costs
Cash cost ($/oz Au Eq)[1]	1,059	814	30%	977	887	10%
All-in sustaining cash cost ($/oz Au Eq)[1]	1,696	1,313	29%	1,618	1,508	7%

Mine operating income	86.9	65.9	32%	236.8	138.2	71%
Operating income	72.7	45.4	60%	175.2	77.0	128%
Attributable net income	50.5	27.5	84%	117.4	41.5	183%
Attributable income per share - basic	0.16	0.09	78%	0.38	0.14	171%
Adjusted attributable net income[1]	49.9	29.6	69%	107.3	44.3	142%
Adjusted EBITDA[1]	131.3	104.6	26%	339.1	214.0	58%
Net cash provided by operating activities	92.9	106.5	(13%)	215.4	191.8	12%
Free cash flow from ongoing operations[1]	56.6	70.0	(19%)	107.3	87.3	23%
Capital Expenditures[2]
Sustaining	38.4	27.2	41%	94.1	89.3	5%
Non-sustaining[3]	12.3	1.3	846%	38.8	3.4	1,041%
Séguéla construction	—	1.9	(100%)	—	50.0	(100%)
Brownfields	(0.5)	3.3	(115%)	9.0	10.7	(16%)
As at				September 30, 2024	December 31, 2023	% Change
Cash and cash equivalents				180.6	128.1	41%
Total assets				2,083.6	1,967.9	6%
Debt				124.1	206.8	(40%)
Equity attributable to Fortuna shareholders				1,420.4	1,238.4	15%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Sales

	Three months ended September 30,			Nine months ended September 30,
	2024	2023	% Change	2024	2023	% Change
Provisional sales $
Lindero	66.3	42.9	55%	161.5	146.1	11%
Yaramoko	69.3	65.6	6%	199.6	172.9	15%
Séguéla	84.3	68.4	23%	233.7	68.4	242%
San Jose	23.1	44.2	(48%)	76.3	118.5	(36%)
Caylloma	31.1	22.8	36%	86.4	75.5	14%
Adjustments[1]	0.8	(0.8)	(200%)	2.3	(4.3)	153%
Total sales $	274.9	243.1	13%	759.8	577.1	32%
[1] Adjustments consists of mark to market, final price and assay adjustments
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Third Quarter 2024 vs Third Quarter 2023

Consolidated sales for the three months ended September 30, 2024 were $274.9 million, a 13% increase from the $243.1 million reported in the same period in 2023. Sales by reportable segment for the three months ended September 30, 2024 were as follows:

●	Lindero recognized adjusted sales of $66.3 million from the sale of 26,655 ounces of gold, a 55% increase from the same period in 2023. Sales increased at Lindero primarily due to higher realized metal prices of $2,503 per gold ounce compared to $1,910 in the comparable period as well as higher ounces sold due to higher production and the sale of 2,883 ounces that were held in inventory at the end of the second quarter of 2024. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $69.3 million from the sale of 27,995 ounces of gold which was 6% higher than the same period in 2023. Higher gold sales at Yaramoko were primarily driven by higher realized metal prices of $2,474 per gold ounce compared to $1,932 in the comparable period and partially offset by lower production. Lower production for the quarter was due to continuing development operations providing lower grade feed for the mill. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $84.3 million from the sale of 33,816 ounces of gold, a 23% increase compared to the same period in 2023. Higher sales were primarily the result of higher metal prices of $2,494 per ounce compared to $1,927 in the previous period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	San Jose recognized adjusted sales of $23.9 million, a 45% decrease from the $43.5 million reported in the same period in 2023. Lower sales for the period were the result of lower production due to lower tonnes and grades as the mine is operating at the tail end of its known reserves. This was partially offset by higher realized metal prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $31.1 million compared to $22.7 million reported in the same period in 2023. Higher sales were the result of higher silver ounces sold and realized silver prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

First Nine months of 2024 vs First Nine months of 2023

Consolidated sales for the nine months ended September 30, 2024 were $759.8 million, a 32% increase from the $577.1 million reported in the same period in 2023. Sales by reportable segment for the nine months ended September 30, 2024 were as follows:

●	Lindero recognized adjusted sales of $161.5 million from the sale of 69,886 ounces of gold, an 11% increase from the same period in 2023. The increase in sales was due to higher realized metal prices of $2,316 per gold ounce compared to $1,923 and partially offset by lower ounces sold in the comparable period. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $199.6 million from the sale of 86,621 ounces of gold, which was 15% higher than the same period in 2023. Higher gold sales at Yaramoko were primarily driven by higher realized metal prices of $2,304 per gold ounce compared to $1,932 in the comparable period. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $233.7 million from the sale of 101,369 ounces of gold compared to $68.4 million in the comparable period. The increase in sales is a result of nine months of production in 2024 compared to three months in the comparable period as the mine was under construction during the first half of 2023. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	San Jose recognized adjusted sales of $78.2 million, a 32% decrease from the $115.6 million reported in the same period in 2023. The decrease in sales was primarily driven by lower production from lower tonnes milled and lower grades as the mine exhausts Mineral Reserves in line with the mine plan. This was partially offset by higher metal prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $86.8 million compared to $74.1 million reported in the same period in 2023. The increase in sales was primarily the result of higher silver prices and higher silver production offsetting lower zinc production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Operating Income (Loss) and Adjusted EBITDA2

	Three months ended September 30,				Nine months ended September 30,
	2024%[1]		2023%[1]		2024%[1]		2023%[1]
Operating income (loss)
Lindero	19.5	29%	2.1	5%	37.0	23%	16.3	11%
Séguéla	26.6	31%	30.9	45%	71.7	31%	30.6	45%
Yaramoko	24.8	36%	10.0	15%	65.4	33%	34.0	20%
San Jose	(3.0)	(12%)	3.9	9%	(0.6)	(1%)	4.8	4%
Caylloma	9.8	31%	5.3	23%	29.5	34%	19.3	26%
Corporate	(5.0)		(6.8)		(27.8)		(28.0)
Total	72.7	26%	45.4	19%	175.2	23%	77.0	13%

Adjusted EBITDA[2]
Lindero	35.7	54%	12.6	29%	80.6	50%	50.8	35%
Séguéla	51.8	61%	42.7	62%	144.0	62%	42.4	62%
Yaramoko	36.7	53%	33.4	57%	102.1	51%	88.8	51%
San Jose	(2.1)	(9%)	14.7	34%	0.6	1%	33.6	29%
Caylloma	14.3	46%	7.6	34%	39.9	46%	27.6	36%
Corporate	(5.1)		(6.4)		(28.1)		(29.3)
Total	131.3	48%	104.6	45%	339.1	45%	213.9	37%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Third Quarter 2024 vs Third Quarter 2023

Operating income for the three months ended September 30, 2024 was $72.7 million, an increase of $27.3 million over the same period in 2023 which was primarily due to:

●	Higher operating income at the Lindero Mine due to higher sales and the expiration of the export duty of 8% on gold sales at the end of 2023.
●	Yaramoko saw an increase in operating income of $14.8 million primarily driven by higher sales as described above and lower depletion per ounce from the 55 Zone which was partially offset by higher royalties due to higher gold prices and a change in the royalty regime in Burkina Faso in the fourth quarter of 2023.
●	Séguéla recognized operating income of $26.6 million in the third quarter of 2024 compared to $30.9 million for the same period in 2023. Lower operating income was due to the third quarter of 2023 including a one time benefit from the sale of pre-commercial production inventory which significantly lowered the depletion cost per ounce. Operating income for the third quarter of 2024 at Séguéla included $16.8 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	San Jose recognized an operating loss of $3.0 million for the third quarter of 2024 compared to an operating income of $3.9 million for the same period of 2023. The decrease in operating income was the result of lower sales and production as the mine approaches closure.
●	Operating income at the Caylloma Mine for the third quarter of 2024 increased to $9.8 million compared to $5.3 million in the comparable period as a result of higher sales as described above.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $131.3 million for the three months ended September 30, 2024, an increase of $26.7 million over the same period in 2023. Higher adjusted EBITDA was primarily the result of higher sales due to higher realized metal prices for gold and silver offsetting the negative contribution from San Jose.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended September 30, 2024 was $54.4 million. Refer to the section entitled “Non-IFRS Measures” for more detailed information.

First Nine months of 2024 vs First Nine months of 2023

Operating income for the nine months ended September 30, 2024 was $175.2 million, an increase of $98.2 million over the same period in 2023 which was primarily due to:

●	Higher operating income at the Lindero Mine due to higher sales and the expiration of the export duty of 8% on gold sales at the end of 2023.
●	Yaramoko saw an increase in operating income to $65.4 million compared to $34.0 million in the previous period primarily driven by higher metal prices and a lower cost of depletion per ounce from the 55 Zone partially offset by higher energy costs from diesel power generation due to grid power constraints in the second quarter and a $2.8 million write-down of marginal stockpiles.
●	Séguéla recognized operating income of $71.7 million in the first nine months compared to $30.6 million in the same period in 2023. The increase was a result of nine months of operations in 2024 compared to three months in the comparable period as the mine was under construction during the first half of 2023. Operating income at Séguéla included $47.8 million in depletion related to the purchase price of Roxgold Inc. in 2021.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

●	For the first nine months of 2024 San Jose recognized an operating loss of $0.6 million compared to operating income of $4.8 million for the same period of 2023. The decrease in operating income was the result of lower sales and production as the mine approaches closure.
●	Operating income at the Caylloma Mine for the first nine months of 2024 was $29.5 million, an increase from $19.3 million in the same period of 2023 as a result of higher realized metal prices and higher silver ounces sold.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $339.1 million for the nine months ended September 30, 2024, an increase of $125.2 million over the same period in 2023. Higher adjusted EBITDA was primarily the result of the Séguéla Mine contributing nine months of adjusted EBITDA compared to three months in the comparable period offsetting lower adjusted EBITDA at San Jose.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the nine months ended September 30, 2024 was $126.8 million. Refer to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cash Cost (“AISC”)

Third Quarter 2024 vs Third Quarter 2023

Consolidated AISC per gold equivalent ounce (“GEO”) sold for the second quarter of 2024 was $1,696 compared to $1,313 for the comparable quarter of 2023. Higher AISC for the period was the result of higher sustaining capital due to the construction of the Lindero leach pad expansion which contributed $150 per ounce as well as higher capitalized stripping at the Séguéla Mine as material was extracted from lower depths in the Antenna, Ancien and Koula pits. Lower GEOs sold was also a factor due to lower production at Yaramoko and San Jose and the impact of higher gold prices on the calculation of GEOs for silver and base metals. Adjusting for San Jose, which is mining its last year of Mineral Reserves, AISC per GEO was $1,594 for the current quarter.

First Nine months of 2024 vs First Nine months of 2023

Consolidated AISC per GEO sold for the first nine months of 2024 was $1,618 compared to $1,508 for the comparable period of 2023. The higher AISC was the result of higher sustaining capital from the Lindero leach pad expansion which accounted for $109 per ounce, higher stripping costs at Séguéla, higher cash costs and higher royalties due to higher metal prices. This was partially offset by higher GEOs sold primarily due to the contribution of nine months of production from Séguéla compared to three months in the comparable period. Adjusting for San Jose, which is mining its last year of Mineral Reserves, AISC per GEO was $1,533 for the first nine months of 2024.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

General and Administrative (“G&A”) Expenses

	Three months ended September 30,			Nine months ended September 30,
(Expressed in millions)	2024	2023	% Change	2024	2023	% Change
Mine G&A	9.9	8.4	18%	26.6	20.5	30%
Corporate G&A	3.9	5.5	(29%)	19.8	19.7	1%
Share-based payments	2.1	0.5	320%	10.1	3.8	166%
Workers' participation	0.1	0.2	(50%)	0.2	0.2	0%
Total	16.0	14.6	10%	56.7	44.2	28%

G&A expenses for the three months ended September 30, 2024 increased 10% to $16.0 million compared to $14.6 million reported in the same period in 2023. The increase was the result of higher share-based payments.

G&A expenses for the nine months ended September 30, 2024 increased 28% to $56.7 million compared to $44.2 million reported in the same period in 2023. The increase was the result of nine months of G&A at Séguéla compared to three months in the comparable period and higher shared-based payments due to the increase in value of the share price over the year and the impact on the valuation of restricted share units expected to settle in cash.

Foreign Exchange Loss

Foreign exchange gain for the three months ended September 30, 2024 was $3.4 million compared to a foreign exchange loss of $4.9 million reported in the same period in 2023. The gain on foreign exchange was the result of an appreciation of the Euro relative to the US dollar and the impact on cash and VAT receivable balances in West Africa denominated in the West Africa Franc. The devaluation of the Argentine Peso was also at a slower pace in the third quarter of 2024 compared to the previous year.

Foreign exchange loss for the nine months ended September 30, 2024 decreased $6.4 million to $2.1 million compared to $8.5 million reported in the same period in 2023. The decrease in the foreign exchange loss was a result of a slower pace of devaluation of the Argentine Peso relative to the US dollar over 2024 and smaller losses on VAT receivables and cash balances denominated in the West African Franc. The previous year was also impacted by the appreciation of the Mexican Peso.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Income tax expense for the three months ended September 30, 2024 was $15.1 million compared to $6.6 million reported in the same period in 2023. The $8.5 million increase in the income tax expense was a result of higher income before taxes primarily driven by Séguéla. In the comparable period Séguéla made use of non-capital losses that had not previously been recognized to reduce current income tax.

Fortuna | 11

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Income tax expense for the nine months ended September 30, 2024 was $37.3 million compared to $15.6 million reported in the same period in 2023. The $21.7 million increase in the income tax expense was a result of the accrual of income taxes at Séguéla and partially offset by the recognition of a $12.0 million deferred tax asset related to the issuance of the 2024 Notes (refer to the “Capital Resources” section) that had previously been unrecognized.

The ETR for the three months ended September 30, 2024 was 22% compared to 19% for the same period in 2023. The increase of 3% is primarily a result of the accrual of income taxes at Séguéla.

The ETR for the nine months ended September 30, 2024 was 23% compared to 25% for the same period in 2023. The decrease of 2% is primarily a result of the accrual of income tax at Séguéla being offset by the impact of the issuance of the 2024 Notes described above.

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in the Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes placed on the leach pad	1,654,101	1,467,578	4,610,215	4,449,049

Gold
Grade (g/t)	0.66	0.62	0.62	0.65
Production (oz)	24,345	20,933	70,481	71,647
Metal sold (oz)	26,655	22,242	69,886	74,194
Realized price ($/oz)	2,503	1,910	2,316	1,923

Unit Costs
Cash cost ($/oz Au)[1]	1,042	987	1,047	915
All-in sustaining cash cost ($/oz Au)[1]	1,962	1,609	1,881	1,568

Capital Expenditures ($000's)[2]
Sustaining	20,678	7,669	46,636	28,751
Sustaining leases	586	598	1,771	1,795
Non-sustaining	219	353	568	676
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the third quarter of 2024, 2.1 million tonnes of ore were mined, with a stripping ratio of 1:1. A total of 1,654,101 tonnes of ore was placed on the heap leach pad at an average gold grade of 0.66 g/t, containing an estimated 34,925 ounces of gold. The 13% increase in tonnes placed on the leach pad when compared to the third quarter of 2023 is mainly due to mine sequencing.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Lindero’s total gold production for the quarter was 24,345 ounces of gold, comprised of 22,569 ounces in doré bars, 1,754 ounces contained in rich fine carbon, and 21 ounces contained in copper precipitate. The 16% increase from the third quarter of 2023, is due to an increase in tonnes placed on the leach pad and higher gold grade in the third quarter of 2024.

The cash cost per ounce of gold for the quarter ended September 30, 2024 was $1,042 compared to $987 in the same period of 2023. The increase in cash cost per ounce of gold was related to increased mine costs as a result of additional heavy equipment rentals and labour costs.

The all-in sustaining cash cost per gold ounce sold during Q3 2024 was $1,962, an increase from $1,609 in the third quarter of 2023. The increase for the quarter was primarily due to higher cash costs as described above and higher sustaining capital expenditures to support the expansion of the heap leach pad which accounted for $580 per ounce in the quarter.

As of September 30, 2024, the $51.8 million leach pad expansion project ($41.7 million capital investment in 2024) was approximately 76% complete and tracking on budget. Procurement is complete, with items onsite. Liner installation is approximately 44% complete. In October of 2024, the Company started placing ore on the leach pad expansion and practical completion is expected by year-end. Minor construction activities and contractor demobilization are planned for early 2025.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in southwestern Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	123,754	137,281	352,864	421,133

Gold
Grade (g/t)	6.71	7.72	7.92	6.52
Recovery (%)	98	99	98	98
Production (oz)	28,006	34,036	86,630	89,476
Metal sold (oz)	27,995	33,971	86,621	89,448
Realized price ($/oz)	2,474	1,932	2,304	1,932

Unit Costs
Cash cost ($/oz Au)[1]	974	753	876	764
All-in sustaining cash cost ($/oz Au)[1]	1,373	1,213	1,379	1,429

Capital Expenditures ($000's)[2]
Sustaining	5,381	9,451	20,112	37,318
Sustaining leases	1,002	1,161	3,069	3,681
Non-sustaining	2,463	–	4,005	–
Brownfields	(1,217)	1,447	1,543	3,656
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the third quarter of 2024, 123,754 tonnes of ore were treated at an average head grade of 6.71 g/t Au, producing 28,006 ounces of gold. This represents a 13% decrease in grade and an 18% decrease in production, when compared to the same period in 2023. The gold grade was lower than predicted in the mine plan due to continuing development operations providing lower grade ore and the milling of supplementary low-grade stockpiles.

During the quarter, 80,740 tonnes of ore were mined averaging 7.41 g/t Au from the 55 Zone, and 21,905 tonnes of ore averaging 9.02 g/t Au from QV Prime, totaling 102,645 tonnes averaging 7.75 g/t Au.

The cash cost per ounce of gold sold for the quarter ended September 30, 2024, was $974, compared to $753 in the same period in 2023. The increase for the quarter is mainly attributed to higher mining and indirect costs and lower volume of ounces sold due to lower grades.

The all-in sustaining cash cost per gold ounce sold was $1,373 for the quarter ended September 30, 2024, compared to $1,213 in the same period of 2023. The increase in the quarter was primarily due to higher cash costs described above, and a change in the royalty regime in Burkina Faso which increased the royalty rate from 5% to 7% when the gold price is over $2,000 per ounce. This was partially offset by lower sustaining capital expenditure in 2024.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire, and began commercial production on July 1, 2023. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	418,390	310,387	1,131,684	419,992
Average tonnes crushed per day	4,548	3,695	4,115	2,762

Gold
Grade (g/t)	2.69	3.83	2.94	3.28
Recovery (%)	92	93	93	94
Production (oz)	34,998	31,498	102,537	35,521
Metal sold (oz)	33,816	35,503	101,369	35,503
Realized price ($/oz)	2,494	1,927	2,305	1,927

Unit Costs
Cash cost ($/oz Au)[1]	655	397	559	397
All-in sustaining cash cost ($/oz Au)[1]	1,176	788	1,073	788

Capital Expenditures ($000's)[2]
Sustaining	5,992	3,147	14,827	3,147
Sustaining leases	2,332	3,044	7,034	3,044
Non-sustaining	4,797	-	14,437	-
Brownfields	187	-	6,273	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the third quarter of 2024, mine production totaled 484,050 tonnes of ore, averaging 2.48 g/t Au, and containing an estimated 38,661 ounces of gold from the Antenna, Ancien and Koula pits. Movement of waste during the quarter totaled 2,935,335 tonnes, for a strip ratio of 6:1. Production was mainly focused from the Antenna pit which produced 412,063 tonnes of ore, with the balance of production sourced from the Koula and Ancien pits.

In the third quarter of 2024, Séguéla processed 418,390 tonnes, producing 34,998 ounces of gold, at an average head grade of 2.69 g/t Au, an 11% increase and 30% decrease, respectively, compared to the third quarter in 2023. The decrease in gold grade is in line with the planned mining sequence. Plant throughput for the quarter averaged 208 tonnes per hour (tph), 35% higher than name plate design capacity of 154 tph. The power outages that were experienced in the second quarter did not affect processing plant operations in the third quarter and enabled an increase in the tonnes processed. However, a failure of the drive shaft of the main apron feeder in early July required a repair which reduced throughput rates while the repairs were completed. Throughput rates were subsequently increased, averaging 216 tph in September.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

The cash cost per gold ounce sold was $655 for the quarter ended September 30, 2024, compared to $397 in the same period of 2023. The increase is explained by the higher head grade and low-cost production associated with Séguéla’s first quarter of operations in the comparative period. The lower cost of production was mostly related to low-strip mining, shorter haulage, and lower maintenance costs.

The all-in sustaining cash cost per gold ounce sold was $1,176 for the quarter ending September 30, 2024, an increase from $788 for the same period in 2023. This increase is due to increased cash costs and increased sustaining capital expenditures in 2024 for stripping activities.

Looking forward into 2025, the Séguéla mine plans to operate at approximately 35 percent higher throughput rate compared to nameplate design, and at a stripping ratio closer to the Mineral Reserve average of 13:1 compared to 6:1 year to date. The higher throughput achieved through optimization initiatives in 2024 has not required any material capital expenditures.  As a result of sustained higher production rates, the mine will correspondingly face an acceleration of infrastructure requirements in the approximate amount of $10 million above 2024 infrastructure capex figures. These capital projects are primarily related to the early expansion of the tailings storage facility, relocation of the Sunbird communications tower for development of the Sunbird pit, and land access to new mineral deposits and related compensation payments. Management anticipates that advancing these infrastructure projects will unlock annual target production rates of between 140k to 200k ounces in our life of mine plans.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, gold and silver production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	188,212	247,542	545,529	689,165
Average tonnes milled per day	2,163	2,845	2,106	2,790

Silver
Grade (g/t)	99	189	128	180
Recovery (%)	86	91	87	91
Production (oz)	510,741	1,372,530	1,954,028	3,633,107
Metal sold (oz)	533,812	1,347,719	1,946,637	3,618,723
Realized price ($/oz)	29.45	23.65	27.12	23.37

Gold
Grade (g/t)	0.74	1.14	0.90	1.11
Recovery (%)	85	91	86	90
Production (oz)	3,771	8,205	13,573	22,215
Metal sold (oz)	3,941	8,068	13,411	22,118
Realized price ($/oz)	2,484	1,932	2,296	1,930

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	29.40	13.73	25.01	13.37
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	32.65	18.04	27.67	18.66

Capital Expenditures ($000's)[3]
Sustaining	–	3,462	–	10,828
Sustaining leases	198	256	675	632
Non-sustaining	2,535	385	8,325	1,178
Brownfields	–	1,082	–	2,958
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the third quarter of 2024, San Jose produced 510,741 ounces of silver and 3,771 ounces of gold, 63% and 54% decreases respectively, at average head grades for silver and gold of 99 g/t and 0.74 g/t, a 48% decrease and 35% decrease respectively, when compared to the same period in 2023. During the third quarter the mine plan included areas near old workings at the upper level of the mine which have a higher level of geological uncertainty. These areas accounted for 46% of quarterly production and returned 36% lower head grades and 28% lower tonnage than expected. The mine plan for the fourth quarter continues to encompass areas of high geologic uncertainty.

The processing plant milled 188,212 tonnes averaging 2,163 tonnes per day. Metallurgical recoveries were impacted by higher iron oxide material from upper levels mined during the period.

The cash cost per silver equivalent ounce for the three months ending September 30, 2024, was $29.40, an increase from $13.73 in the same period of 2023. The higher cost per ounce was primarily the result of lower production and silver equivalent ounces sold as described above and the impact of fixed costs being spread across fewer ounces sold.

The all-in sustaining cash cost per payable silver equivalent ounce for the three months ended September 30, 2024, increased by 81% to $32.65 from $18.04 for the same period in 2023. These increases were mainly driven by higher cash costs and lower production, which was partially offset by lower capital expenditures.

Following Management’s evaluation of the options available for San Jose, the Company is planning to initiate the progressive closure of the San Jose mine starting in the first quarter of 2025. A comprehensive multi-year closure and monitoring plan and budget are expected to be completed in the fourth quarter of 2024. The plan considers concurrent closure activities with reduced mining operations, which may continue for up to eighteen months at rates of under 1,000 tonnes per day in selected portions of the remaining Mineral Resources in the underground mine. Management expects production income can offset a significant portion of closure costs in the initial years.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	138,030	140,077	411,669	403,076
Average tonnes milled per day	1,551	1,556	1,548	1,515

Silver
Grade (g/t)	82	83	84	84
Recovery (%)	84	82	83	82
Production (oz)	305,446	308,221	927,304	896,583
Metal sold (oz)	338,768	275,708	931,820	875,365
Realized price ($/oz)	29.24	23.93	26.98	23.50

Gold
Grade (g/t)	0.11	0.13	0.11	0.13
Recovery (%)	27	24	28	24
Production (oz)	131	149	424	404
Metal sold (oz)	46	18	169	40
Realized price ($/oz)	2,512	1,921	2,233	1,902

Lead
Grade (%)	3.62	3.66	3.64	3.66
Recovery (%)	91	92	91	92
Production (000's lbs)	9,998	10,337	30,053	30,053
Metal sold (000's lbs)	10,934	9,232	30,181	29,433
Realized price ($/lb)	0.93	0.97	0.95	0.98

Zinc
Grade (%)	4.64	5.07	4.63	5.07
Recovery (%)	91	90	90	90
Production (000's lbs)	12,809	14,037	38,032	41,125
Metal sold (000's lbs)	13,411	13,959	38,586	41,759
Realized price ($/lb)	1.26	1.10	1.22	1.26

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	14.88	15.25	13.45	14.10
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	22.69	21.14	19.90	19.03

Capital Expenditures ($000's)[3]
Sustaining	6,310	3,514	12,480	9,267
Sustaining leases	(9)	813	1,871	2,626
Brownfields	516	797	1,208	1,337
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

The Caylloma Mine produced 305,446 ounces of silver at an average head grade of 82 g/t Ag in the third quarter of 2024, reflecting similar production as the previous quarter.

Zinc and lead production was 12.8 million pounds and 10.0 million pounds, respectively, with average head grades of 4.64% Zn and 3.62% Pb, representing an 8% decrease and 1% decrease, respectively, when compared to the third quarter of 2023. Zinc production decreased by 9% and lead production decreased by 3% when compared to the same period in 2023. The lower production is the result of lower head grades delivered to the plant, in accordance with the planned mining sequence for the period.

The cash cost per silver equivalent ounce sold for the three months ended September 30, 2024 was $14.88, a 2% decrease compared to the comparable period in 2023. Cash costs for the mine were lower for the period due to lower ground support costs as mining took place in more competent rock and lower plant costs but was offset by lower silver equivalent ounces sold due to high silver prices and the impact on the calculation of silver equivalent for lead and zinc.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended September 30, 2024, was $22.69 compared to $21.14 for the same period in 2023. The increase is due to higher sustaining capital expenditures in the third quarter of 2024 compared to the same period in 2023 and the impact of higher silver prices on the calculation of silver equivalent ounces for base metals. If silver equivalent ounces were calculated using guidance prices, the all-in sustaining cost per ounce would have been approximately $19.38

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to September 30, 2024:

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Sales	274.9	260.0	224.9	265.3	243.1	158.4	175.7	164.7
Mine operating income	86.9	79.9	69.9	51.9	65.9	31.9	40.4	26.0
Operating income (loss)	72.7	55.4	47.1	(77.4)	45.4	7.7	23.9	(173.1)
Net income (loss)	54.4	43.3	29.1	(89.8)	30.9	3.5	11.9	(160.4)
Attributable net income (loss)	50.5	40.6	26.3	(92.3)	27.5	3.1	10.9	(152.7)

Basic (loss) earnings per share	0.16	0.13	0.09	(0.30)	0.09	0.01	0.04	(0.52)
Diluted (loss) earnings per share	0.16	0.13	0.09	(0.30)	0.09	0.01	0.04	(0.52)

Total assets	2,083.6	2,024.8	1,947.4	1,967.9	2,046.6	1,991.5	1,946.1	1,876.2
Debt	124.1	167.2	167.6	206.8	246.6	285.9	244.9	219.2

Figures may not add due to rounding

Sales increased 6% in the third quarter of 2024 to $274.9 million compared to $260.0 million in the second quarter of 2024 due to higher precious metal prices offsetting lower gold equivalent production. Net income increased by $11.1 million compared to the second quarter of 2024 also as a result of higher metal prices.

Sales increased 16% in the second quarter of 2024 to $260.0 million compared to $224.9 million in the first quarter of 2024 due to higher gold equivalent production of 116,570 ounces compared to 112,543 in the previous quarter and higher metal prices. Net income increased by $14.2 million compared to the first quarter of 2024 due to higher sales and the recognition of a deferred tax recovery of $12.0 million to offset the deferred tax liability from the issuance of the 2024 Notes.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Sales decreased 15% in the first quarter of 2024 to $224.9 million compared to $265.3 million in the fourth quarter of 2023 due to lower production and partially offset by higher metal prices. Net income increased by $118.9 million compared to the fourth quarter of 2023 due to an impairment charge recognized at the San Jose Mine and a number of onetime charges in the previous quarter.

Sales increased 9% in the fourth quarter of 2023 to $265.3 million compared to $243.1 million in the third quarter of 2023 due to higher production. Net income decreased by $120.7 million compared to the third quarter of 2023 as a result of an impairment charge at San Jose and a number of onetime charges.

Sales increased 53% in the third quarter of 2023 to $243.1 million compared to $158.4 million in the second quarter of 2023. Sales in the quarter were impacted by the addition of Séguéla as an operating mine. Net income increased by $27.4 million compared to the second quarter of 2023 as a result of contributions from Séguéla which was in ramp-up during the previous quarter and the return to full operations at San Jose following an illegal blockade.

Sales decreased 10% in the second quarter of 2023 to $158.4 million compared to $175.7 million in the first quarter of 2023. Sales in the quarter were impacted by the illegal blockade at San Jose. Net income decreased by $8.4 million compared to the first quarter of 2023 as a result of lower sales and $7.3 million of other operating expenses related to care and maintenance, stand-by charges, and one-time payments associated with the work stoppages at Yaramoko and San Jose.

Sales increased 7% in the first quarter of 2023 to $175.7 million compared to $164.7 million in the fourth quarter of 2022 as higher gold sales and realized prices offset lower silver production. Net income increased by $172.3 million compared to the fourth quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) in the previous quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $180.6 million at September 30, 2024 compared to $128.1 million at the end of 2023. The increased in cash and cash equivalents was a result of free cash flow generated from operations, the issuance of the 2024 Notes for $172.5 million and the election of the majority of the 2019 convertible debenture holders to redeem the debentures for common shares of the Company reducing the cash outlay to settle the debentures offset by the repayment of amounts outstanding under the revolving credit facility bringing the outstanding balance to $nil (excluding letters of credit) and capital expenditures at the mines. Significant cash flow movements for the quarter are described below.

Operating Activities

Cash flow generated from operating activities for the three months ending September 30, 2024 decreased to $92.9 million compared to $106.5 million in Q3 2023. Prior to working capital adjustments, the Company generated $119.3 million in operating cash flow compared to $106.2 million in the prior period primarily due to higher sales from higher metal prices. Operating cash flow for the quarter was impacted by negative working capital movements of $26.4 million which were primarily the result of an increase in VAT receivables at Lindero, Séguéla and Yaramoko. For Lindero and Séguéla, the collection of VAT receivables is expected to improve in the fourth quarter.

Higher income taxes paid for the quarter were the result of $6.0 million paid by Séguéla for the third and final installment on taxes accrued for 2023 taxable income and timing of payments in other jurisdictions.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Investing Activities

For the three months ended September 30, 2024 the Company invested $50.2 million in capital expenditures on a cash basis consisting of $37.9 million in sustaining capital and $12.3 million in expansionary capital. Capital investments consisted primarily of the following:

Sustaining

●	$20.7 million at Lindero primarily for the construction of the heap leach pad expansion and capitalized stripping
●	$4.2 million at Yaramoko primarily for underground development
●	$6.2 million at Séguéla primarily for capitalized stripping and construction of a tailings dam raise
●	$6.8 million at Caylloma for underground development

Expansionary

●	$2.3 million related to exploration and study work at the Diamba Sud project
●	$2.5 million for exploration of the Yessi Vein and other expansionary targets at San Jose
●	$4.8 million in non-sustaining exploration at the Séguéla property
●	$2.5 million in non-sustaining exploration at the Yaramoko property

During the period, the Company also realized an investment gain of $3.2 million related to blue chip swaps at Lindero to access a foreign exchange window opened by the Argentine Government.

Financing Activities

Financing activities for the quarter primarily consisted of the following:

●	In July of 2024 a number of holders of the 2019 convertible debentures exercised their right to convert their debentures into common shares of the Company at an exercise price of $5.00 per share representing a conversion rate of 200 Common Shares per $1,000 principal amount of debentures. As a result the Company issued 7,184,000 common shares of the Company to such debenture holders and $35.9 million of the funds held in trust related to the proposed redemption of the 2019 convertible debentures were returned to the Company. The remaining debenture holders received a cash payment of $9.2 million from trust to redeem the 2019 convertible debentures
●	$1.3 million was paid to settle accrued costs related to the 2024 Note issuance
●	$4.2 million in lease payments

Capital Resources

Effective October 31, 2024, the Company entered into a fifth amended and restated credit agreement which reduces its secured revolving credit facility, with a syndicate of banks led by The Bank of Nova Scotia, and including Bank of Montreal, ING Capital LLC and National Bank of Canada. The amendment and restatement reduced the amount of the facility to $150 million from $250 million (the facility would have stepped down to $175 million in November 2024), and increased the uncommitted accordion option from $50 million to $75 million. The facility has a term of four years. Lower interest rates across certain levels of the margin grid and lower commitment fees were negotiated under the amended facility. Interest accrues on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid. Commitment fees decreased approximately 0.6% to 0.9% across the margin grid.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

The Company’s principal operating subsidiaries in Argentina, Burkina Faso, Cote d’Ivoire and Peru, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company under the amended and restated credit facility. The Company has pledged all of its assets to secure the payment of its obligations under the amended and restated credit facility, and the Company’s principal operating subsidiary in Peru has pledged all of its respective assets to secure its guarantees. All of the shares in the Company’s principal operating subsidiaries in Burkina Faso, Cote d’Ivoire, Peru and Senegal have also been pledged to secure the obligations owing under the amended and restated credit facility and the loan documents entered into in connection therewith. In addition, the Company’s principal operating subsidiary in Burkina Faso has also pledged its bank accounts to secure the obligations under its guarantee. All security granted by the Company’s operating subsidiary in Mexico and indirect holding companies under the previous facility has been released.

The amended and restated credit facility includes covenants customary for a facility of this nature including among other matters, reporting requirements, and positive, negative and financial covenants set out therein. As at September 30, 2024 the Company was in compliance with all of the covenants under the amended and restated credit facility.

As at November 6, 2024, the credit facility remains undrawn excluding letters of credit.

As at	September 30, 2024	December 31, 2023	Change
Cash and cash equivalents	180.6	128.1	52.5
Credit facility	250.0	250.0	-
Total liquidity available	430.6	378.1	52.5
Amount drawn on credit facility[1]	—	(165.0)	165.0
Net liquidity position	430.6	213.1	217.5
[1]Excluding letters of credit

Figures may not add due to rounding

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”) on a private placement basis before transaction costs of $6.4 million. The 2024 Notes bear interest at 3.75% per annum, payable semi-annually in arrears on June 30 and December 31 of each year beginning on December 31, 2024, and will mature on June 30, 2029. The 2024 Notes are the Company’s senior unsecured obligations and rank equally with all of the Company’s existing and future senior unsecured indebtedness.

Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes (which represents an initial conversion price of approximately $6.591 per common share). A holder that surrenders 2024 Notes for conversion in connection with a “make-whole fundamental change” or a notice of redemption may in certain circumstances be entitled to an increased conversion rate.

The Company may not redeem the 2024 Notes before July 5, 2027, except in the event of certain changes in Canadian tax law. At any time on or after July 5, 2027, the Company may redeem all or part of the 2024 Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to the sum of 100% of the principal amount of the 2024 Notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The Company may also redeem the 2024 Notes upon the occurrence of certain changes to the laws governing Canadian withholding taxes. In addition, the Company will be required to offer to purchase for cash all of the outstanding 2024 Notes upon a “fundamental change” at a purchase price in cash equal to 100% of the principal amount of the 2024 Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

Fortuna | 23

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

The 2024 Notes are not listed, and the Company does not intend to apply for the listing of the 2024 Notes, on any securities exchange.

Contractual Obligations

Significant changes to our commitments and contractual obligations as at September 30, 2024 are outlined below.

	Expected payments due by year as at September 30, 2024
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$143,232	$-	$-	$-	$143,232
Debt	-	-	172,500	-	172,500
Income taxes payable	52,267	-	-	-	52,267
Lease obligations	22,915	44,443	4,691	7,068	79,117
Other liabilities	-	5,238	-	-	5,238
Closure and reclamation provisions	8,796	24,208	6,624	32,664	72,292
	$227,210	$73,889	$183,815	$39,732	$524,646

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisionally priced trade receivables of $19.3 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See Note 3 (section m) and Note 28 of the 2023 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

Fortuna | 24

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 313,330,829 common shares outstanding as at November 6, 2024. In addition, there were 2,054,962 equity-settled performance share units outstanding. There were no incentive stock options outstanding.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

2019 Convertible Debenture

In July of 2024 a number of holders of the 2019 convertible debentures exercised their right to convert their debentures into common shares of the Company at an exercise price of $5.00 per share representing a conversion rate of 200 common shares per $1,000 principal amount of debentures. As a result, the Company issued 7,184,000 common shares of the Company to such debenture holders.

Normal Course Issuer Bid

On April 30, 2024, Fortuna announced that the TSX had approved the renewal of the Company’s NCIB program to purchase up to 15,287,201 of its outstanding common shares.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions with key management personnel during the three and nine months ended September 30, 2024 and 2023:

Key Management Personnel

During the three and nine months ended September 30, 2024 and 2023, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Amounts paid to key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in $ thousands)	2024	2023	2024	2023
Salaries and benefits	1,598	2,072	6,567	6,886
Directors fees	209	208	638	622
Consulting fees	17	17	50	50
Share-based payments	771	367	6,051	2,192
	2,595	2,664	13,306	9,750

Fortuna | 25

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Q3 2024 Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash costs per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented except for all-in sustaining costs per silver equivalent ounce sold. Costs associated with right of use leases were removed in Q1 2024 to better align the calculation with all-in sustaining costs per gold equivalent ounces sold. Prior period comparatives have been updated to reflect the change.

Fortuna | 26

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.

Fortuna | 27

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income Attributable Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Fortuna | 28

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the Q3 2024 Financial Statements:

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	42,350	45,656	55,466	24,697	19,820	187,991
Inventory adjustment	2	—	—	135	—	137
Depletion, depreciation, and amortization	(13,639)	(12,923)	(27,165)	(1,150)	(4,465)	(59,342)
Royalties and taxes	(89)	(5,480)	(6,143)	(639)	(366)	(12,717)
By-product credits	(1,132)	—	—	—	—	(1,132)
Other	—	—	—	6	(279)	(273)
Treatment and refining charges	—	—	—	826	2,249	3,075
Cash cost applicable per gold equivalent ounce sold	27,492	27,253	22,158	23,875	16,959	117,737
Ounces of gold equivalent sold	26,393	27,995	33,816	9,597	13,401	111,203
Cash cost per ounce of gold equivalent sold ($/oz)	1,042	974	655	2,488	1,265	1,059
Gold equivalent was calculated using the realized prices for gold of $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q3 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q3 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	36,778	53,943	33,233	37,071	16,159	177,184
Inventory adjustment	—	—	—	—	—	—
Depletion, depreciation, and amortization	(11,132)	(24,563)	(14,556)	(10,233)	(2,960)	(63,444)
Royalties and taxes	(3,266)	(3,793)	(4,568)	(1,278)	(166)	(13,071)
By-product credits	(454)	—	—	—	—	(454)
Other	—	—	—	(341)	(340)	(681)
Treatment and refining charges	—	—	—	1,010	4,972	5,982
Cash cost applicable per gold equivalent ounce sold	21,926	25,587	14,109	26,229	17,665	105,516
Ounces of gold equivalent sold	22,224	33,971	35,503	23,487	14,384	129,570
Cash cost per ounce of gold equivalent sold ($/oz)	987	753	397	1,117	1,228	814
Gold equivalent was calculated using the realized prices for gold of $1,924/oz Au, $23.7/oz Ag, $2,136/t Pb, and $2,428/t Zn for Q3 2023
Figures may not add due to rounding

Fortuna | 29

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	112,409	131,446	152,106	73,945	53,164	523,072
Inventory adjustment	(226)	(2,852)	—	597	—	(2,481)
Depletion, depreciation, and amortization	(36,800)	(36,922)	(78,211)	(2,114)	(11,647)	(165,694)
Royalties and taxes	(458)	(15,782)	(17,244)	(2,210)	(949)	(36,643)
By-product credits	(2,259)	—	—	—	—	(2,259)
Other	—	—	—	—	(960)	(960)
Treatment and refining charges	—	—	—	2,543	5,766	8,309
Cash cost applicable per gold equivalent ounce sold	72,666	75,890	56,651	72,761	45,374	323,342
Ounces of gold equivalent sold	69,430	86,621	101,369	34,218	39,476	331,114
Cash cost per ounce of gold equivalent sold ($/oz)	1,047	876	559	2,126	1,149	977
Gold equivalent was calculated using the realized prices for gold of $2,307/oz Au, $27.1/oz Ag, $2,091/t Pb, and $2,692/t Zn for Year to Date 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	118,783	137,159	33,233	98,960	50,810	438,945
Inventory adjustment	15	(827)	—	—	—	(812)
Depletion, depreciation, and amortization	(36,197)	(57,719)	(14,556)	(28,677)	(9,848)	(146,997)
Royalties and taxes	(11,042)	(10,241)	(4,568)	(3,575)	(851)	(30,277)
By-product credits	(3,738)	—	—	—	—	(3,738)
Other	—	—	—	(91)	(1,294)	(1,385)
Treatment and refining charges	—	—	—	2,848	15,735	18,583
Cash cost applicable per gold equivalent ounce sold	67,821	68,372	14,109	69,465	54,552	274,319
Ounces of gold equivalent sold	74,117	89,448	35,503	63,000	47,128	309,195
Cash cost per ounce of gold equivalent sold ($/oz)	915	764	397	1,103	1,158	887
Gold equivalent was calculated using the realized prices for gold of $1,927/oz Au, $23.4/oz Ag, $2,162/t Pb, and $2,778/t Zn for YTD 2023
Figures may not add due to rounding

Fortuna | 30

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three and nine months ended September 30, 2024 and 2023:

AISC Per Gold Equivalent Ounce Sold - Q3 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	27,492	27,253	22,158	23,875	16,959	—	117,737
Inventory net realizable value adjustment	—	—	—	—	—	—	—
Royalties and taxes	89	5,480	6,143	639	366	—	12,717
Worker's participation	—	—	—	—	472	—	472
General and administration	2,935	550	2,945	1,802	1,246	6,275	15,753
Stand-by	—	—	—	—	—	—	—
Total cash costs	30,516	33,283	31,246	26,316	19,043	6,275	146,679
Sustaining capital[1]	21,264	5,166	8,511	198	6,817	—	41,956
All-in sustaining costs	51,780	38,449	39,757	26,514	25,860	6,275	188,635
Gold equivalent ounces sold	26,393	27,995	33,816	9,597	13,401	—	111,203
All-in sustaining costs per ounce	1,962	1,373	1,176	2,763	1,930	—	1,696
Gold equivalent was calculated using the realized prices for gold of $2,490/oz Au, $29.4/oz Ag, $2,040/t Pb, and $2,782/t Zn for Q3 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q3 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,926	25,587	14,109	26,229	17,665	—	105,516
Inventory net realizable value adjustment	—	—	—	—	—	—	—
Royalties and taxes	3,266	3,793	4,568	1,278	166	—	13,071
Worker's participation	—	—	—	426	510	—	936
General and administration	2,292	(243)	3,112	1,727	1,032	6,219	14,139
Stand-by	—	—	—	—	—	—	—
Total cash costs	27,484	29,137	21,789	29,660	19,373	6,219	133,662
Sustaining capital[1]	8,267	12,059	6,191	4,800	5,124	—	36,441
All-in sustaining costs	35,751	41,196	27,980	34,460	24,497	6,219	170,103
Gold equivalent ounces sold	22,224	33,971	35,503	23,487	14,384	—	129,570
All-in sustaining costs per ounce	1,609	1,213	788	1,467	1,703	—	1,313
Gold equivalent was calculated using the realized prices for gold of $1,924/oz Au, $23.7/oz Ag, $2,136/t Pb, and $2,428/t Zn for Q3 2023
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 31

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

AISC Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	72,666	75,890	56,651	72,761	45,374	—	323,342
Inventory net realizable value adjustment	—	1,777	—	—	—	—	1,777
Royalties and taxes	458	15,782	17,244	2,210	949	—	36,643
Worker's participation	—	—	—	—	1,361	—	1,361
General and administration	9,095	1,282	6,716	4,850	3,871	29,262	55,076
Stand-by	—	—	—	—	—	—	—
Total cash costs	82,219	94,731	80,611	79,821	51,555	29,262	418,199
Sustaining capital[1]	48,407	24,724	28,134	675	15,559	—	117,499
All-in sustaining costs	130,626	119,455	108,745	80,496	67,114	29,262	535,698
Gold equivalent ounces sold	69,430	86,621	101,369	34,218	39,476	—	331,114
All-in sustaining costs per ounce	1,881	1,379	1,073	2,352	1,700	—	1,618
Gold equivalent was calculated using the realized prices for gold of $2,307/oz Au, $27.1/oz Ag, $2,091/t Pb, and $2,692/t Zn for Year to Date 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year to Date 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	67,821	68,372	14,109	69,465	54,552	—	274,319
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	11,042	10,241	4,568	3,575	851	—	30,277
Worker's participation	—	—	—	114	1,528	—	1,642
General and administration	6,791	1,255	3,112	5,251	3,466	23,300	43,175
Stand-by	—	2,999	—	4,084	—	—	7,083
Total cash costs	85,654	83,201	21,789	82,489	60,397	23,300	356,830
Sustaining capital[1]	30,546	44,655	6,191	14,418	13,230	—	109,040
All-in sustaining costs	116,200	127,856	27,980	96,907	73,627	23,300	465,870
Gold equivalent ounces sold	74,117	89,448	35,503	63,000	47,128	—	309,195
All-in sustaining costs per ounce	1,568	1,429	788	1,538	1,562	—	1,508
Gold equivalent was calculated using the realized prices for gold of $1,927/oz Au, $23.4/oz Ag, $2,162/t Pb, and $2,778/t Zn for YTD 2023
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 32

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Cost Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of cash cost per payable ounce of silver equivalent sold (“SEO”) to the cost of sales in the Q3 2024 Financial Statements:

Cash Cost Per Silver Equivalent Ounce Sold - Q3 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	24,697	19,820	44,517
Inventory adjustment	135	—	135
Depletion, depreciation, and amortization	(1,150)	(4,465)	(5,615)
Royalties and taxes	(639)	(366)	(1,005)
Other	6	(279)	(273)
Treatment and refining charges	826	2,249	3,075
Cash cost applicable per silver equivalent sold	23,875	16,959	40,834
Ounces of silver equivalent sold[1]	812,015	1,139,823	1,951,838
Cash cost per ounce of silver equivalent sold ($/oz)	29.40	14.88	20.92

1 Silver equivalent sold for Q3 2024 for San Jose is calculated using a silver to gold ratio of 84.3:1. Silver equivalent sold for Q3 2024 for Caylloma is calculated using a silver to gold ratio of 85.9:1, silver to lead ratio of 1:31.6 pounds, and silver to zinc ratio of 1:23.2 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q3 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	37,071	16,159	53,230
Inventory adjustment	—	—	—
Depletion, depreciation, and amortization	(10,233)	(2,960)	(13,193)
Royalties and taxes	(1,278)	(166)	(1,444)
Other	(341)	(340)	(681)
Treatment and refining charges	1,010	4,972	5,982
Cash cost applicable per silver equivalent sold	26,229	17,665	43,894
Ounces of silver equivalent sold[1]	1,910,609	1,158,881	3,069,490
Cash cost per ounce of silver equivalent sold ($/oz)	13.73	15.25	14.30

1 Silver equivalent sold for San Jose for Q3 2023 is 81.7:1.Silver equivalent sold for Caylloma for Q3 2023 is calculated using a silver to gold ratio of 80.3:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio 1:21.7

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	73,945	53,164	127,109
Inventory adjustment	597	—	597
Depletion, depreciation, and amortization	(2,114)	(11,647)	(13,761)
Royalties and taxes	(2,210)	(949)	(3,159)
Other	—	(960)	(960)
Treatment and refining charges	2,543	5,766	8,309
Cash cost applicable per silver equivalent sold	72,761	45,374	118,135
Ounces of silver equivalent sold[1]	2,908,861	3,372,741	6,281,602
Cash cost per ounce of silver equivalent sold ($/oz)	25.01	13.45	18.81

[1] Silver equivalent sold for Year to Date 2024 for San Jose is calculated using a silver to gold ratio of 84.6:1. Silver equivalent sold for Year to Date 2024 for Caylloma is calculated using a silver to gold ratio of 82.8:1, silver to lead ratio of 1:28.4 pounds, and silver to zinc ratio of 1:22.1 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 33

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	98,960	50,810	149,770
Inventory adjustment	—	—	—
Depletion, depreciation, and amortization	(28,677)	(9,848)	(38,525)
Royalties and taxes	(3,575)	(851)	(4,426)
Other	(91)	(1,294)	(1,385)
Treatment and refining charges	2,848	15,735	18,583
Cash cost applicable per silver equivalent sold	69,465	54,552	124,017
Ounces of silver equivalent sold[1]	5,194,670	3,869,253	9,063,923
Cash cost per ounce of silver equivalent sold ($/oz)	13.37	14.10	13.68

1 Silver equivalent sold for Year to Date 2023 for San Jose is calculated using a silver to gold ratio of 82.6:1. Silver equivalent sold for Year to Date 2023 for Caylloma is calculated using a silver to gold ratio of 80.9:1, silver to lead ratio of 1:24.0 pounds, and silver to zinc ratio of 1:18.6 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and nine months ended September 30, 2024 and 2023:

AISC Per Silver Equivalent Ounce Sold - Q3 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	23,875	16,959	40,834
Royalties and taxes	639	366	1,005
Worker's participation	—	472	472
General and administration	1,802	1,246	3,048
Stand-by	—	—	—
Total cash costs	26,316	19,043	45,359
Sustaining capital[3]	198	6,817	7,015
All-in sustaining costs	26,514	25,860	52,374
Silver equivalent ounces sold[1]	812,015	1,139,823	1,951,838
All-in sustaining costs per ounce[2]	32.65	22.69	26.83

1 Silver equivalent sold for Q3 2024 for San Jose is calculated using a silver to gold ratio of 84.3:1. Silver equivalent sold for Q3 2024 for Caylloma is calculated using a silver to gold ratio of 85.9:1, silver to lead ratio of 1:31.6 pounds, and silver to zinc ratio of 1:23.2 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q3 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	26,229	17,665	43,894
Royalties and taxes	1,278	166	1,444
Worker's participation	426	510	936
General and administration	1,727	1,032	2,759
Stand-by	—	—	—
Total cash costs	29,660	19,373	49,033
Sustaining capital[3]	4,800	5,124	9,924
All-in sustaining costs	34,460	24,497	58,957
Silver equivalent ounces sold[1]	1,910,609	1,158,881	3,069,490
All-in sustaining costs per ounce[2]	18.04	21.14	19.21

1 Silver equivalent sold for San Jose for Q3 2023 is 81.7:1.Silver equivalent sold for Caylloma for Q3 2023 is calculated using a silver to gold ratio of 80.3:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio 1:21.7

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 34

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

AISC Per Silver Equivalent Ounce Sold - Year to Date 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	72,761	45,374	118,135
Royalties and taxes	2,210	949	3,159
Worker's participation	—	1,361	1,361
General and administration	4,850	3,871	8,721
Stand-by	—	—	—
Total cash costs	79,821	51,555	131,376
Sustaining capital[3]	675	15,559	16,234
All-in sustaining costs	80,496	67,114	147,610
Silver equivalent ounces sold[1]	2,908,861	3,372,741	6,281,602
All-in sustaining costs per ounce[2]	27.67	19.90	23.50

1 Silver equivalent sold for Year to Date 2024 for San Jose is calculated using a silver to gold ratio of 84.6:1. Silver equivalent sold for Year to Date 2024 for Caylloma is calculated using a silver to gold ratio of 82.8:1, silver to lead ratio of 1:28.4 pounds, and silver to zinc ratio of 1:22.1 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year to Date 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	69,465	54,552	124,017
Royalties and taxes	3,575	851	4,426
Worker's participation	114	1,528	1,642
General and administration	5,251	3,466	8,717
Stand-by	4,084	—	4,084
Total cash costs	82,489	60,397	142,886
Sustaining capital[3]	14,418	13,230	27,648
All-in sustaining costs	96,907	73,627	170,534
Silver equivalent ounces sold[1]	5,194,670	3,869,253	9,063,923
All-in sustaining costs per ounce[2]	18.66	19.03	18.81

1 Silver equivalent sold for Year to Date 2023 for San Jose is calculated using a silver to gold ratio of 82.6:1. Silver equivalent sold for Year to Date 2023 for Caylloma is calculated using a silver to gold ratio of 80.9:1, silver to lead ratio of 1:24.0 pounds, and silver to zinc ratio of 1:18.6 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2024	2023	2024	2023

Net cash provided by operating activities	92.9	106.5	215.4	191.8
Closure and rehabilitation provisions	2.2	-	2.3	-
Séguéla, working capital	-	-	-	4.4
Additions to mineral properties, plant and equipment	(37.8)	(30.6)	(103.1)	(97.3)
Gain on blue chip swap investments	3.2	-	8.3	-
Right of use payments	(4.2)	(5.9)	(14.8)	(11.6)
Other adjustments	0.3	-	(0.8)	-
Free cash flow from ongoing operations	56.6	70.0	107.3	87.3

Figures may not add due to rounding

Fortuna | 35

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2024	2023	2024	2023
Net income	54.4	30.9	126.8	46.2
Adjustments, net of tax:
Community support provision and accruals[1]	-	-	(0.3)	(0.1)
Foreign exchange loss, Séguéla Mine	-	0.1	-	-
Write off of mineral properties	-	0.5	-	0.5
Unrealized loss (gain) on derivatives	-	(0.1)	-	(0.3)
Income tax, convertible debentures	-	-	(12.0)	-
Inventory adjustment	(0.1)	-	2.0	0.7
Accretion on right of use assets	0.9	1.7	2.7	2.7
Other non-cash/non-recurring items	(1.4)	0.2	(2.5)	(0.2)
Adjusted net income	53.8	33.3	116.7	49.5
[1] Amounts are recorded in Cost of sales

Figures may not add due to rounding

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2024	2023	2024	2023
Net income	54.4	30.9	126.8	46.2
Adjustments:
Community support provision and accruals	-	(0.1)	(0.5)	(0.2)
Inventory adjustment	(0.1)	-	2.5	0.9
Foreign exchange loss, Séguéla Mine	-	0.1	-	-
Net finance items	6.3	8.2	19.4	14.3
Depreciation, depletion, and amortization	59.9	63.9	167.4	148.0
Income taxes	15.1	6.6	37.3	15.6
Other non-cash/non-recurring items	(4.3)	(5.0)	(13.8)	(10.8)
Adjusted EBITDA	131.3	104.6	339.1	214.0

Figures may not add due to rounding

Fortuna | 36

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2024	2023	2024	2023
Net income attributable to shareholders	50.5	27.5	117.4	41.5
Adjustments, net of tax:
Community support provision and accruals[1]	-	-	(0.3)	(0.1)
Foreign exchange loss, Séguéla Mine[2]	-	0.1	-	-
Write off of mineral properties	-	0.5	-	0.5
Unrealized loss (gain) on derivatives	-	(0.1)	-	(0.3)
Income tax, convertible debentures	-	-	(12.0)	-
Inventory adjustment	(0.1)	-	1.7	0.7
Accretion on right of use assets	0.9	1.5	2.7	2.6
Other non-cash/non-recurring items	(1.4)	0.1	(2.2)	(0.6)
Adjusted attributable net income	49.9	29.6	107.3	44.3
[1] Amounts are recorded in Cost of sales

Net Debt

The following table presents a reconciliation of debt to total net debt and the debt to adjusted EBITDA ratio as at September 30, 2024:

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at September 30, 2024
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents	(180.6)
Total net debt[1]	(8.1)
Adjusted EBITDA (last four quarters)	459.5
Total net debt to adjusted EBITDA ratio	0:1
[1] Excluding letters of credit

Working Capital

The following table presents a calculation of working capital for the nine months ended September 30, 2024 and 2023:

	Nine months ended September 30,
	2024	2023
Current Assets	$430,460	$330,254
Current Liabilities	222,037	155,835
Working Capital	$208,423	$174,419

Fortuna | 37

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by NI 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/search-filings.

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; assumptions that the Company must make in determining production schedules, economic returns and costs; uncertainties related to new mining operations such as the Séguéla Mine, the inherent risk associated with project development; the substantial capital required for exploration and the development of infrastructure; future environmental regulation; political and economic risk in the jurisdictions in which we operate; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change; labor relations; use of outside contractors; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and development; production risk at our operating mine sites; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; the ability to maintain appropriate and adequate insurance across all jurisdictions; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; reclamation; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares; risks related to the 2024 Notes; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2023 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2023 (which are available on SEDAR+ at www.sedarplus.ca).

Fortuna | 38

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

Significant changes to our financial, operational and business risks exposure during the three and nine months ended September 30, 2024 include the following:

●	The government of Burkina Faso continues to be under fiscal pressure to fund its war efforts in the northern part of the country. This has impacted the timeliness of government payments, in particular the refund of VAT. Management continues to engage with the government and local banks to identify opportunities to collect, offset or sell its VAT holdings in Burkina Faso.
●	As part of the structure of the Lindero project and the operation of the Lindero Mine, Fortuna implemented a series of intercompany revolving pre-export financing facilities. This allows exporters to apply the proceeds of sales directly towards payment of principal and interest under the facility. As a result of elevated metal prices and the timing of capital expenditures there is a risk that there may not be sufficient room to repatriate funds under the pre-export facilities, and the Company may be required to temporarily repatriate US dollars into Argentina and convert them to Argentine Pesos.
●	On July 6, 2024 the Alliance of Sahel States (AES) was formally announced as a confederation of Burkina Faso, Niger and Mali. This is in addition to the announcement of the three governments to leave the Economic Community of West Africa States (ECOWAS) on January 28, 2024. It is uncertain how this new confederation will impact the political or economic environment at this time. Management will continue to monitor the situation and take the necessary actions to limit risk.
●	In September of 2024 the government of Burkina Faso published a new mining code (the “2024 Mining Code”) and related Local Content law in the Official Journal. While the Company does not foresee a material change to our business in Burkina Faso based on a review of the 2024 Mining Code, it is expected that the government will release additional regulations and implementation decrees that will clarify how the 2024 Mining Code and Local Content law should be applied. Management will continue to monitor the implementation of the new laws.
●	The government of Côte d’Ivoire has indicated their intention to reform their national mining code. No reforms have been adopted at this time and Management continues to monitor the proposed reforms.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2023 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2024. These include amendments to IAS 1 (Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants), IFRS 16 (Lease Liability in a Sale and Leaseback), IAS 7 and IFRS 7 (Supplier Finance Arrangements), and IAS 28 and IFRS 10 (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture). The impacts of adoption were not material to the Company's interim financial statements.

Fortuna | 39

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with

IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting for the three and nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations. The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure, production and cash cost and AISC estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; estimated production forecasts for 2024; estimated costs; estimated cash costs and all-in sustaining cash costs and expenditures for 2024; estimated capital expenditures in 2024; estimated Brownfields and Greenfields expenditures in 2024; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; statements relating to the anticipated exhaustion of Mineral Reserves at the San Jose Mine; statements regarding the progressive closure of the San Jose Mine, including expected timing of the closure and monitoring plan and budget, the anticipated duration of mining operations and production amounts as well as expectations that production income can offset significant closure costs in the initial years; ; the Company’s expectations regarding the Séguéla Mine in 2025, including anticipated stripping ratio, throughput compared to nameplate design, and expectations regarding increased infrastructure costs; the Company’s expectation that there are no changes in internal controls during the three months ended September 30, 2024 that are reasonably likely to materially affect the Company’s internal control over financing reporting; property permitting and litigation matters; the Company’s expectation regarding the timing of the completion of the leach pad expansion project at the Lindero Mine and statements that the expansion

Fortuna | 40

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

project is tracking on budget; statements concerning the NCIB program;  the fluctuation of its effective tax rate in the jurisdictions where the Company does business; statements that the collection of VAT receivables is expected to improve at Séguéla and Lindero with the fourth quarter of 2024; statements that management will continue to monitor the political and regulatory environments in in Burkina Faso and will take appropriate actions to mitigate the risks to the Company’s operations;  and the Company’s expectations regarding the timeline for providing updated Mineral Resource and Mineral Reserve estimates.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainty relating to new mining operations such as the Séguéla Mine; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to water availability; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Lindero Mine, the Yaramoko Mine, and the Séguéla Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production;

Fortuna | 41

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares or debentures; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the 2024 Notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2023 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; continued availability of water and power sources at the Company’s operations; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian and the Israel – Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024  (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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